Contact

www.linkedin.com/in/mike-tetu-3575b5 (LinkedIn)

Top Skills

Military

Operational Planning

Team Building

Certifications

Type Ratings: Boeing Chinook (BV-234)

First Class Medical

Restricted Radiotelephone Operator Permit

Commercial Pilot: Rotorcraft-Helicopter, Instrument Helicopter

Private Privileges: Airplane Single Engine Land

Honors-Awards

Awarded Best Entrepreneurship Business Model

Selected For Highly Competitive In-Residence Study

Mike Tetu

Vice President of Sales, B2H Consulting Group
Kansas City Metropolitan Area

Summary

My father and my uncle, both Army pilots, imprinted me with a love for flight. I scored a 5-minute ride in a helicopter front seat as an 8-year-old. I wish I could thank that pilot today.

Operation Desert Storm showed me what military air could deliver. My viewpoint then was from the ground as an artillery officer, not yet as a pilot. But that's when I knew, because "when you know, you know."

I switched to Army rotary aviation in my biggest career decision up to that point and never looked back. Scout helicopters with Cold War missions, flights in legendary units like The Big Red One and the Fourth Infantry Division, delivering myriad support to our ground military and allies in all conditions, around the clock. Eventually Black Hawks and Chinooks became my tradecraft as the Global War on Terror loomed. Our country was at war, we went, and I was lucky to serve with the most amazing women and men I have ever known.

In 2015 I retired to pursue lifetime goals: I married the woman of my dreams. I coached my daughters' and son's lacrosse teams. I went helicopter skiing (though I wanted to be the pilot, not necessarily the skier).
A few after-the-Army jobs confirmed one thing: I missed flying and wanted to become a commercial pilot. For the second time as an adult, I career-pivoted and haven't looked back.

I'm a Private Pilot license holder (ASEL), I hold a Class One Medical certificate, and I'm staying the course to Multi-Engine and Commercial privileges.

• I am currently training daily for an Instrument Rating (80% complete)
• I have a current FAA Class 1 Medical Certificate (through September 2025)

• I hold FAA Commercial Pilot Certificates with Rotorcraft and Instrument Helicopter ratings
• I have 1236 Rotary Wing hours and was a UH60 Pilot-in-Command with ratings in UH-1, OH-58, UH 60, and CH-47 airframes.
• I am Airborne, Air Assault, and Ranger trained and qualified.

I currently work at FlexAir at KOJC as a mentor for transitioning military servicemen and women to commercial aviation. Navigating SkillBridge, VA, and GI Bill benefits can be tricky at times, but they are essential programs for our Veterans begin their commercial aviation journey.

I also help VA and military hospitals acquire advanced capital equipment. I live in Kansas City with my wife, Jenny, and our family.

Experience

B2H Consulting Group
Vice President - Sales & Strategic Partnerships
August 2018 - Present (6 years 9 months)
Kansas City

B2H Consulting Group helps medical device manufacturers get their equipment into VA and DoD hospitals and clinics. In 2018, two lifelong friends, Ann Holder and Rob Holder, founded B2H. I was between jobs when Ann called with an idea to help VA and military hospitals gain access to high-tech medical devices.

B2H delivers game-changing medical technology through amazingly patriotic salespeople, easily the best I've ever known, who deliver value every day to Veterans. The company continues steady growth in the cardiology, prosthetic device, and patient safety sectors.

As a VA client and patient, I see and will continue to experience greatness on both sides. I am so grateful to have found such a rewarding post-military role.

Orokii
Chief of Operations
August 2022 - October 2023 (1 year 3 months)
Newark, New Jersey, United States

Orokii provides Business-to-Business and Peer-to-Peer money remittance for domestic and cross-border payments with minimal, low-cost transaction fees and speedy delivery. My B-School classmate Bisi Adedokun brought me to Orokii as an operations director.

His teams are incredible engineers, coders, and marketing experts driven to succeed in FinTech. I helped him manage and grow Orokii, sought new business opportunities with small and large companies, solicited for funding, and watched Bisi and the company grow and branch outward.

Bisi understood my dreams to jump back to Aviation when it meant I had to step away from Orokii operations. His approval and support matter to me to this day.

Metro Title Services, Inc.
Director of Operations
November 2015 - May 2017 (1 year 7 months)
Kansas City Metropolitan Area

Metro Title was an automotive titling and registration company for volumes of titling and registration needs for major corporations across the country. Eric and Barry Kaseff welcomed me to their company a month after I left the Army.

Metro navigated 50 sates' worth of tricky DMV policies, regulations, and quirks, for large fleet companies and their need for vehicle registration. My roles included special projects like relocating the company across town, improving organizational efficiencies, growing employee onboarding and training, and working with Uber to help register their new rental fleets.

Eric is also an Air Force veteran and civilian pilot who urged and coached me to keep focusing on a return to flight fully three years before I made the jump. He reads people very well and I'm grateful for his mentorship and "forceful" recommendations.

US Army
13 years

Director - Mission Command Battle Lab
August 2012 - June 2015 (2 years 11 months)
Leavenworth, Kansas, United States

Director of the 49-person Mission Command Battle Lab at the Combined Arms Center, Fort Leavenworth, Kansas. The Mission Command Battle Lab's three divisions--Experimentation, Science and Technology, and Information Technology Support--focus on the future and contribute to improving Mission Command capabilities across the Army, primarily at the Division headquarters level and higher.

The Battle Lab's core competencies are research, experimentation, analysis, critical thinking and innovation. The Lab is part of a larger network of other Army labs (e.g. Maneuver at Ft Benning, Air Maneuver at Ft Rucker, Intelligence at Ft Huachuca, and others) which incorporates modeling and simulation tools to test future structure designs and theories.

The Battle Lab provides graduate-level feedback, observations, and analysis to inform senior decision-makers at Training and Doctrine Command and the Army Staff. The Battle Lab partners with industry, academia, federal agencies, and other services in science and technology advances through mutually supporting studies which provide a second channel to design improvements or changes to the future Army force.

Joint Operations Plans Coordinator - NATO Joint Force Command Madrid
May 2009 - August 2012 (3 years 4 months)
Pozuelo de Alarcón, Community of Madrid, Spain

36 months in Spain--interrupted briefly by the Arab Spring and a Haitian earthquake—on a NATO base with 14 different nationalities. It doesn't get much better than that.

I experienced countless examples of phenomenal leadership styles that differed from many American styles I knew. I experienced grace and gratitude daily in normal work activities. I learned the extreme value of coffee breaks and how much collaboration and decision-making occurs over a cup (this is no exaggeration).

I internalized the military fraternity of European allies and the universal bond we share as selfless servants, doers, and in our unanimous desire for peace. Spain forever will be my second country because of how she put her arms around my family. I cannot thank her enough.

Aviation Battalion Commander - 2nd Battalion, 1st Aviation Regiment
April 2006 - May 2009 (3 years 2 months)
Fort Riley, Kansas, United States

Through computer simulations, the Battle Lab assesses the Army's abilities in future conflicts—like 20 to 30 years in the future. Mixed parts SciFi, Science & Technology, innovation, and the art of command and control, the Battle Lab designed simulations scenarios with Army branches and sister services.

Our teams gathered data and formed recommendations for high-level Army leaders to consider evolutions that might apply in future Army weapons and practices. I again had the great fortune to lead an exceptional group whose people made the magic sauce. Our Lab's reputation as approachable thought leaders who shared credit and great ideas was contagious.

I often had to beat back other organizations who tried to cherry pick our talent. Though successful, that was a first exposure to outside agencies who didn't invest in and look after their people. Our turnover was minimal as outsiders clamored to join us: I'm not sure if there is a finer indicator of organizational balance. It was a fantastic three-year final assignment after a 28-year career and my colleagues remain friends today.

Coordination Officer - U.S. Army Headquarters, Pentagon
June 2004 - April 2006 (1 year 11 months)
Washington, District of Columbia, United States

Squadron Executive Officer - 1st Squadron, 10th Cavalry Regiment
July 2003 - June 2004 (1 year)
Mosul District, Nineveh Governorate, Iraq

Brigade Operations Officer - 4th Aviation Brigade, 4th Infantry Division
July 2002 - June 2003 (1 year)
Fort Cavazos, Texas, United States

Long Haymes Carr
Marketing Consultant - USAA Military Campaign
March 1997 - February 1998 (1 year)
Winston-Salem, North Carolina, United States

I was fortunate to receive an invitation to serve as the military advisor to the Long Haymes Carr's marketing firm's bid for the entirety of USAA's lines of business: banks, investments, insurance, and more. For more than 9 months, I helped interpret and authenticate their ad campaign development which culminated in a capability's presentation to the USAA Board of Directors in San Antonio.

Though LHC did not get the bid, the winning company pinched their tag line, "We know what it means to serve." Working alongside such talented civilian experts was an honor. I had the great fortune and honor to work with incredible men and women between 1988 and 2015. I grew up on teams and live by their structure and purpose; the strength of the team is always better than the might of the individual.

Many were exceptional when it mattered most: in combat, away from home, in tough conditions where every act has a consequence, and every decision must be the right one. I gained far more from those incredible teams than I probably every gave them. My payback is to live my life as so many of them did and continue to do: energetically go forward, be a great teammate, live with honor and humility to find a way to selflessly serve others.

―――――

Education

Instituto Empresa (IE) Business School, Madrid, Spain
International Executive MBA, Entrepreneurship, Marketing, Business Planning, Human Resources · (2010 - 2011)

U.S. Army Command and General Staff College
Post Graduate Studies

United States Military Academy at West Point
Bachelor of Science Geography

Washingtonville Senior High School
High School Diploma